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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                OHM Corporation
______________________________________________________________________________
                               (Name of Issuer)


                     Common Stock $.10 par value per share
______________________________________________________________________________
                        (Title of Class of Securities)


                                  670839 10 9
        _______________________________________________________________
                                (CUSIP Number)

                    Herbert A. Getz, Senior Vice President,
                         General Counsel and Secretary
                            Waste Management, Inc.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60523
                                (630) 572-8840
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 15, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 relates to the statement on Schedule 13D originally filed on June 9, 1995 jointly by Waste Management, Inc. (then named WMX Technologies, Inc.), a Delaware corporation ("WMX"), by WMX's wholly-owned subsidiary, Chemical Waste Management, Inc., a Delaware corporation ("CWM"), by CWM's then 58%-owned subsidiary, Rust Holding Company Inc., a Delaware corporation ("Rust Holding"), and by Rust Holding's then 96%-owned subsidiary, Rust International Inc., a Delaware corporation ("Rust"), with respect to the common stock, $.10 par value (the "Common Stock") of OHM Corporation, an Ohio corporation (the "Issuer"). Since the date of the original Schedule 13D, Rust Holding has been merged with and into Rust, which is now a subsidiary owned 4% by WMX, 56% by CWM and 40% by Wheelabrator Technologies Inc., a 67%-owned subsidiary of WMX. This Amendment supplements the original Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed them in the original
Schedule 13D.


ITEM 4.   PURPOSE OF THE TRANSACTION

     In connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 15, 1998, among the Issuer, International Technology Corporation ("Parent") and IT-Ohio, Inc. ("Merger Sub"), pursuant to which Merger Sub will make a tender offer for 13,933,000 shares of Common Stock and, subsequent to the consummation of the tender offer, Merger Sub will merge with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of Parent (the "Merger Transactions"), WMX, Rust, the Issuer and Parent have entered into the Share Repurchase Agreement dated as of January 15, 1998 (the "Share Repurchase Agreement"). Pursuant to the Share Repurchase Agreement, the Issuer has agreed to purchase from WMX 5,235,381 shares of Common Stock, and WMX has agreed not to tender more than 2,142,141 shares into the tender offer. The Merger Transactions are described in detail in the Issuer's statement on
Schedule 14D-9 dated January 16, 1998 under Item 2, which section (which is
Exhibit 1 hereto) is incorporated herein by reference. Additional information concerning the Merger Transactions and the purchase of Shares from WMX is contained in the Merger Agreement and the Share Repurchase Agreement (which are Exhibits 2 and 3 hereto, respectively), which are incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (b) Except as set forth in Item 6 below, WMX, CWM and Rust have shared voting and investment power over the Shares, and WMX would have sole voting and investment power over the Warrant Shares upon any issuance thereof.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Share Repurchase Agreement, WMX and Rust have agreed to vote all shares of Common Stock and any other shares of capital stock of the Issuer owned by them so as to facilitate consummation of the Merger Transactions, and not to (except as pursuant to the Share Repurchase Agreement) transfer or otherwise dispose of any of their shares of Common Stock or the Warrants, or any other shares of capital stock of the Issuer acquired by them after the date of the Share Repurchase Agreement and prior to the Effective Time (as defined in the Merger Agreement), to deliver to Parent an irrevocable proxy to vote their shares and to amend the Standstill Agreement as provided in the Share Repurchase Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith or incorporated by reference:

     1. Item 2 in OHM's statement on Schedule 14D-9 dated January 16, 1998 (incorporated by reference, Commission file No. 1-9654).

     2. Agreement and Plan of Merger dated as of January 15, 1998 among OHM, Corporation, International Technology Corporation and IT-Ohio, Inc. (incorporated by reference to Exhibit 3 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654 ).

     3. Share Repurchase Agreement dated as of January 15, 1998 among OHM Corporation, Waste Management, Inc., Rust International Inc. and International Technology Corporation (incorporated by reference to Exhibit 4 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                       WASTE MANAGEMENT, INC.


                       By: /s/ Herbert A. Getz
                           ----------------------------------------------------
                           Senior Vice President, General Counsel and Secretary



Dated:  January 16, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           CHEMICAL WASTE MANAGEMENT, INC.


                           By:  /s/ Thomas A. Witt
                              ----------------------------------------
                              Secretary



Dated:  January 16, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           RUST INTERNATIONAL INC.


                           By:  /s/ Herbert A. Getz
                              -------------------------------------------
                               Vice President



Dated:  January 16, 1998

                                 EXHIBIT INDEX

NUMBER                      DESCRIPTION
------                      -----------

   1. Item 2 in OHM's statement on Schedule 14D-9 dated January 16, 1998 (incorporated by reference, Commission file No. 1-9654).

   2. Agreement and Plan of Merger dated as of January 15, 1998 among OHM Corporation, International Technology Corporation and IT-Ohio, Inc. (incorporated by reference to Exhibit 3 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654).

   3. Share Repurchase Agreement dated as of January 15, 1998 among OHM Corporation, Waste Management, Inc., Rust International, Inc. and International Technology Corporation (incorporated by reference to
         Exhibit 4 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654).